Exhibit 16


KPMG
21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367



May 9, 2001

Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Reinhold Industries, Inc. and, under the date of March 16, 2001, we reported on the consolidated financial statements of Reinhold Industries, Inc. and subsidiaries as of and for the years ended December 31, 2000 and 1999. On May 1, 2001, our appointment as principal accountants was terminated. We have read Reinhold Industries, Inc.'s statements included under Item 4 of its Form 8-K dated May 7, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with Reinhold Industries, Inc.'s statement that the change was approved by written consent of the Board of Directors or that Ernst & Young LLP was engaged as the Company's new certifying accountant.

Very truly yours,

/s/ KPMG LLP